Exhibit 23.3

Mr. John R. Danio

Consent of Expert

To:

Gryphon Gold Corporation

United States Securities and Exchange Commission

I, John R. Danio, do hereby consent to the filing of the written disclosure of the technical report titled the Preliminary Assessment of the Mineral Resources of the Borealis Gold Project (the "Preliminary Assessment") dated September 2, 2008 and any extracts from or a summary of the Preliminary Assessment in the Annual Report for Gryphon Gold Corporation on Form 10K for the year ended March 31, 2009 ("Annual Report"), and to the filing of the Preliminary Assessment with the United States Securities and Exchange Commission.

I also consent to the use of my name in the Annual Report.

Dated this 24th day of June, 2009.

/s/ John R. Danio, PE
John R. Danio, PE